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                           February 10, 2023

       Mary E. Schaffner
       Senior Company Counsel
       Wells Fargo & Company
       Wells Fargo Center, 17th Floor
       Sixth and Marquette
       Minneapolis, MN 55479

                                                        Re: Wells Fargo &
Company
                                                            Registration
Statement on Form S-3
                                                            Filed February 1,
2023
                                                            File No. 333-269514

       Dear Mary E. Schaffner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance